UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 13, 2021

Open Props Inc.

(Exact name of issuer as specified in its charter)

Delaware	45-1775277
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

12816 Inglewood Avenue #637
Hawthorne, California 90250

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (302) 658-7581

Title of each class of securities issued pursuant to Regulation A: Props Tokens

Item 9. Other Events

Open Props Inc. (the “Company”) announced today that it intends to discontinue each of the continuous offerings of Props Tokens (the “Props Offering” and the “Props PBC Offering,” respectively) that have been qualified under and have been proceeding under the Company’s offering statement, as amended (SEC File No. 024-11018), filed under Regulation A under the Securities Act of 1933. The Company further announced that it intends to discontinue its support of the Props Network, through which the Company distributes and supports Props Tokens on apps that participate in the Props Network (the “Props Apps”). These discontinuations are expected to occur on a date to be determined by the Company that is on or after December 11, 2021 (which date is 120 days from the date of this Current Report on Form 1-U) and on or before December 31, 2021. The Company expects to make additional filings with the SEC in order to disclose the exact date that it will discontinue each of the Props Offering and the Props PBC Offering and its support of the Props Network. Assuming that occurs, once the Props Offering, the Props PBC Offering and the Company’s support of the Props Network have been discontinued: (i) the Company will no longer issue Props Tokens to any party pursuant to the Props Offering or the Props PBC Offering, and (ii) any remaining Pending Props will have no use on the Props Network and records with respect to Pending Props will not be maintained by us. Capitalized terms used herein that are not defined herein have the meanings defined for them in the Company’s Offering Circular dated August 4, 2021 and filed with the SEC as of August 5, 2021 (the “Offering Circular”).

Any Props Tokens that have been issued prior to the discontinuance of the Props Offering and the Props PBC Offering will remain outstanding in each Props Token holder’s ERC-20 digital asset wallet. All transfers of Props Tokens by the holders of such tokens will continue to be subject to all applicable laws, rules and regulations, including, as applicable, the rules and regulations of the SEC and the U.S. federal securities laws.

In addition, the accrual of Pending Props by users of Props Apps will end no later than the date that is 30 days prior to the end of the Props Offering, and each Props App Developer will be permitted to set its own, earlier date after which users of its Props App(s) will no longer accrue Pending Props, provided that the app gives prior notice of that earlier date to its users. If a Props App Developer does not give notice to users of its Props App(s) of the last date on which its users may accrue Pending Props, then such date shall be deemed to be the date that is 30 days prior to the discontinuation of the Props Offering. Users who accrue Pending Props through a Props App after the date of this Current Report on Form 1-U and prior to the date on which such Props App discontinues the accrual of Pending Props may not have 120 days to complete the certain minimum steps set forth in the Offering Circular that are required in order to receive Props Tokens associated with those Pending Props – including completion of KYC and AML procedures, completion of all tax forms requested by the applicable Props App Developer and the “claiming” of the Props Tokens. Nevertheless, they will have to complete those steps by the date that the Props Offering is discontinued if they wish to receive the Props Tokens associated with those Pending Props. Furthermore, as described in the Offering Circular, in order to claim Props Tokens, each user of a Props App must have an ERC-20 digital asset wallet and must pay the “gas” fee required on the Ethereum blockchain. Moreover, users will remain subject to any requirements imposed by the specific terms of use of each Props App relating to the claiming of Props Tokens, including the requirement, if any, that a user must accumulate a minimum number of Pending Props prior to claiming the corresponding Props Tokens.

Any connections between Pending Props and Props Tokens, on one hand, and in-app benefits in Props Apps, on the other hand, may change as a result of this decision. Each Props App Developer will make its own determination about the benefits, if any, which it will extend pursuant to the terms of use of its Props App(s) to users that have accrued Pending Props or that have claimed Props Tokens, and when any such change may become effective.

Notwithstanding the foregoing, the Company has been exploring, and will continue to explore, strategic alternatives that may permit the continuation of the Props Network, the Props Offering and the Props PBC Offering beyond the intended discontinuations described above, including without limitation by means of a transfer of the common stock of the Company to another party or parties. The Company will file additional documents with the SEC as required in the event any such alternative develops. However, there can be no assurance that any such alternative exists or could be effectuated prior to the intended discontinuations, or at any time.

EXHIBIT INDEX

Exhibit	Exhibit Description
99.1	Press release dated August 13, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN PROPS INC.

By:	/s/ Adi Sideman
Adi Sideman
President and Chief Executive Officer

Date: August 13, 2021

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